SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated April 29, 2008.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI EXPANDS Q2 2008 NET EARNINGS BY 10%
WITH GROWTH IN REVENUE AND BOOKINGS

Q2-2008 year-over-year highlights:
•	Revenue of $949.1 million, up 5.3% on a constant currency basis;
•	Q2 2008 bookings of $1.1 billion, up 23.4%;
•	Earnings before taxes of $100.4 million, up 8.6%;
•	Net earnings of $68.8 million, up 9.7%;
•	Net earnings margin of 7.2%, up from 6.6%;
•	EPS of 21 cents, up 11.7%;
•	Cash generated from operating activities in Q2 2008 of $44.4 million
•	Share repurchases in Q2 2008 totaled $68.1 million.

Note: Full Q2 F2008 MD&A, financial statements and accompanying notes may be found at www.cgi.com  and have been filed with both Sedar in Canada and Edgar in the U.S.

Montreal, Quebec, April 29, 2008 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2008 second quarter revenue of $949.1 million. This represents 5.3% year-over-year revenue growth on a constant currency basis. Relative to the same year ago period, foreign exchange fluctuations negatively impacted Q2 2008 revenue by $52.5 million, or 5.5%.

Earnings before taxes were $100.4 million or 10.6% of revenue. This compares with $92.4 million, or 9.7% of revenue in the second quarter of 2007.

Net earnings in Q2 2008 were $68.8 million or 7.2% of revenue compared with net earnings of $62.7 million or 6.6% of revenue in the same quarter last year. This represents a 9.7% year-over-year increase.

Earnings per share in the second quarter were 21 cents compared with 19 cents reported in Q2 2007. This represents an improvement of 11.7%.

The Company generated $44.4 million in cash from its operating activities. The decrease compared with the year ago period resulted from a net change in working capital of $66.1 million driven by the timing of client payments; the annual payout of fiscal 2007 profit participation; and, the payment of prior year tax assessments. The Company expects to return to normalized cash generation levels for the remaining quarters of fiscal 2008. On a trailing twelve month basis, CGI has generated $419.5 million in cash from its operating activities, or 11.3% of revenue.

In millions of Canadian dollars except when noted
	Q2 F2008	YTD F2008	Q2 F2007	YTD F2007
Revenue	$949.1	$1,863.8	$951.3	$1,855.4
Adjusted EBIT Margin %	$107.8 11.4%	$214.3 11.5%	$ 102.0 10.7%	$201.7 10.9%
Earnings before taxes (EBT) Margin %	$100.4 10.6%	$200.7 10.8%	$92.4 9.7%	$158.5 8.5%
Net earnings	$68.8	$141.4	$62.7	$106.4
Margin %	7.2%	7.6%	6.6%	5.7%
Earnings per share – in $	$0.21	$0.43	$0.19	$0.32
Weighted average number of outstanding shares (diluted)	326,942,285	328,368,726	332,897,921	331,946,896
Interest on long-term debt	$7.2	$14.5	$11.6	$24.1
Net debt to capitalization ratio %	15.3%		20.2%
Days of sales outstanding (DSO) – in days	46		43
Bookings	$1,060	$2,211	$859	$1,628

During the quarter, the Company booked $1.1 billion in new contract wins, extensions and renewals, including $584 million in the US.

The book-to-bill ratio was 112% of revenue for the second quarter, resulting in a backlog of $12.04 billion at the end of March, 2008, or 3.2 times annual revenue. On a rolling twelve month basis, CGI’s book-to-bill stands at 104% of revenue.

“Our performance during the second quarter and throughout the first half of fiscal 2008 shows that our clients continue to rely on CGI solutions, managed services and high-end consulting work to help them win and grow in all market conditions,” said Michael E. Roach, President and Chief Executive Officer. “As a result, in the first six months of fiscal 2008, we have grown our revenue by more than $100 million on a constant currency basis while improving our net earnings by 33%.”

The Company continues to enhance its financial flexibility to invest in outsourcing contracts, accretive acquisitions, share buy backs and/or debt reduction. As part of its Normal Course Issuer Bid, the Company repurchased for cancellation 6.3 million subordinate class A shares during the second quarter for a total commitment of $68.1 million.

Long-term debt decreased by $145.0 million compared with Q2 2007. At the end of March 2008, net debt was $367.0 million for a net debt to capitalization ratio of 15.3%, an improvement from 20.2% at the end of Q2 2007.

Second Quarter F2008 Results Conference Call
Management will host a conference call to discuss results at 8:00 a.m. Eastern Daylight Time this morning. Participants may access the call by dialing 1-866-225-0198 or on the Web at www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 27,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.8 billion and at March 31st, 2008, CGI's order backlog was $12.04 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX

Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

For more information:

Lorne Gorber
Vice-President
Global Communications and Investor Relations
514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: April 29, 2008	By /s/ David G. Masse
Name: David G. Masse Title: Assistant Corporate Secretary